FILED BY BIOTIME, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: ASTERIAS BIOTHERAPEUTICS, INC.
COMMISSION FILE NO.: 001-36646

BIOTIME

# INVESTOR FACTSHEET

biotime.com

DEC 2018

**BioTime is a clinical-stage biotechnology company focused on the development and commercialization of novel cell therapies for the treatment of degenerative diseases.**

BioTime's lead product candidate is OpRegen®, a retinal pigment epithelium transplant therapy currently in Phase 2 development for the treatment of dry age-related macular degeneration, the leading cause of blindness in the developed world.

## INVESTMENT HIGHLIGHTS

- A leading cell therapy company, utilizing pluripotent cells which retain the capacity to form any of the hundreds of human cell types, providing access to the widest range of potential applications.
- Developing a pipeline of innovative product candidates addressing areas of significant unmet medical need.
- Ownership of comprehensive portfolio of cell therapy-related technologies and patents.
- Recently announced definitive agreement to acquire Asterias Biotherapeutics, Inc. (NYSE: AST).
- Significant equity ownership in two publicly-traded companies, OncoCyte Corporation (OCX) and Age-X Therapeutics (AGE), valued at ~$42M as of 11/30/2018.
- Cash position of $21.4M as of 9/30/18 plus $10.8M payment from Juvenescence Ltd. provides significant cash runway.

## CELL THERAPY PIPELINE (includes Asterias acquisition)

| | Phase I | Phase II | Phase III / Registrational |
|---|---|---|---|
| **OpRegen** (BioTime)<br>Dry Form Adult Macular Degeneration with GA | | | |
| **OPC1** (Asterias)*<br>Spinal Cord Injury | | | CIRM |
| **VAC2** (Allogeneic) (Asterias)*<br>Non-Small Cell Lung Cancer | | | CANCER RESEARCH UK |

*BioTime does not currently own this product and this discussion assumes the closing of the Merger, which is subject to certain closing conditions, including obtaining the approval of BioTime shareholders and Asterias stockholders.

Forward-Looking Statements: Certain statements in this presentation (this "Presentation"), including statements related to the success of BioTime and Asterias in developing new cell products and technologies, results of clinical trials of certain of BioTime's and Asterias' products, the ability of BioTime and Asterias and their licensees to obtain additional FDA and foreign regulatory approval to market their respective products, competition from products manufactured and sold or being developed by other companies, the price of and demand for BioTime's and Asterias' products, maintenance of intellectual property rights, BioTime's and Asterias' ability to access adequate capital to fund their current and planned business and operations, the proposed acquisition of Asterias by BioTime pursuant to an Agreement and Plan of Merger, dated November 7, 2018 (the "Merger Agreement"), by and among BioTime, Asterias and Patrick Merger Sub, Inc., pursuant to which Patrick Merger Sub, Inc. will merge with and into Asterias with Asterias surviving as a wholly owned subsidiary of BioTime (the "Merger"), the ability of BioTime and Asterias to consummate the Merger and the ability of BioTime and Asterias to successfully combine their businesses in a manner that permits the combined company to achieve the synergies anticipated to result from the Merger, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. In addition to factors previously disclosed in BioTime's and Asterias' reports filed with the U.S. Securities and Exchange Commission (the "SEC") and those identified elsewhere in this Presentation, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the Merger, including requisite approval by BioTime's and Asterias' shareholders and stockholders, respectively, on a timely basis or at all; delay in closing the Merger; the ultimate outcome and results of integrating the operations of BioTime and Asterias and the ultimate ability to realize synergies and other benefits; business disruption following the Merger; the availability and access, in general, of funds to fund operations and necessary capital expenditures. More information on potential factors that could affect our results is included from time to time in the SEC filings and reports of BioTime and Asterias, including the risks identified under the sections captioned "Risk Factors" in BioTime's quarterly report on Form 10-Q filed with the SEC on November 8, 2018 and Asterias' quarterly report on Form 10-Q filed with the SEC on November 9, 2018. **Additional disclaimers on reverse.**

## FAST FACTS

| | |
|---|---|
| Ticker (Exchange): | BTX (NYSE) |
| Stock Price: | $1.59 |
| Shares o/s: | 126.9M |
| Market Cap: | $202M |
| Headquarters: | Alameda, CA |

*All figures as of 11/28/18*

## LATEST NEWS

**NOV 29, 2018**
BioTime Announces Distribution of AgeX Therapeutics Shares

**NOV 8, 2018**
BioTime and Asterias Biotherapeutics Enter Into Definitive Merger Agreement to Create Leading Cell Therapy Company

**NOV 5, 2018**
BioTime Receives Second Installment Payment of $10.8 Million From Juvenescence Ltd.

## CONTACTS

Brian M. Culley
*Chief Executive Officer*
510-521-3390
bculley@biotimeinc.com

Ioana C. Hone
*Investor Relations*
510-871-4188
ihone@biotimeinc.com

1010 Atlantic Avenue, #102
Alameda, CA 94501

## No Offer or Solicitation

This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

## Additional Information and Where to Find It

In connection with the proposed Merger, BioTime and Asterias plan to file documents with the SEC, including the filing by BioTime of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of BioTime and Asterias plan to file with the SEC other documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BIOTIME AND ASTERIAS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY BIOTIME AND ASTERIAS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov and by contacting BioTime Investor Relations at (510) 871-4188 or Asterias Investor Relations at (510) 456-3892. Investors and security holders may obtain free copies of the documents filed with the SEC on BioTime's website at www.biotimeinc.com or Asterias' website at www.asteriasbiotherapeutics.com or the SEC's website at www.sec.gov.

BioTime, Asterias and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of BioTime is also included in BioTime's proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 29, 2018, and additional information regarding the directors and executive officers of Asterias is also included in Asterias' proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2018, respectively.